SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
LAKES ENTERTAINMENT, INC.
(Name of Subject Company (Issuer) and Filing Persons (Offeror))
Common stock, $0.01 par value
(Title of Class of Securities)
51206P109
(CUSIP Number of Class of Securities (Underlying Common Stock))
Lakes Entertainment, Inc.
130 Cheshire Lane, Suite 101
Minnetonka, Minnesota 55305
(952) 449-9092
Attention: Corporate Secretary
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
JC Anderson, Esq.
Gray, Plant, Mooty, Mooty & Bennett, P.A.
500 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402
612-632-3000
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS

Item 12. Exhibits
EX-99.1
On June 11, 2009, Lakes Entertainment, Inc. (“Lakes” or the “Company”) filed a Preliminary Proxy Statement for the Annual Meeting of Shareholders of Lakes to be held on August 6, 2009 (the “Preliminary Proxy Statement”), which among other things contains a proposal to be submitted to the Company’s shareholders to approve a stock option exchange program for employees other than the Company’s named executive officers and directors (the “Proposed Stock Option Exchange Program”). In connection with the Proposed Stock Option Exchange Program, Lakes is herewith filing:
a) the Preliminary Proxy Statement.
Neither the Preliminary Proxy Statement nor the communications attached as exhibits to this Schedule TO constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The Proposed Stock Option Exchange Program will only be commenced, if at all, if the Company’s shareholders approve the Proposed Stock Option Exchange Program.
The Stock Option Exchange Program has not yet commenced. Lakes will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the Stock Option Exchange Program. Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Stock Option Exchange Program.
In connection with the proposal to be voted on by Lakes’ shareholders to approve the Stock Option Exchange Program, Lakes has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Lakes shareholders are urged to read such materials as and when they become available and before making any voting decision regarding the Stock Option Exchange Program, because they will contain important information about the proposal to be voted on by shareholders with respect to the Stock Option Exchange Program.
Lakes shareholders and option holders will be able to obtain the written materials described above and other documents filed by Lakes with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by Lakes with the SEC by directing a written request to: Lakes Entertainment, Inc., 130 Cheshire Lane, Suite 101, Minnetonka, Minnesota, 55305;Attention: Investor Relations.
Item 12. Exhibits

Exhibit Number	Description

99.1	Preliminary Proxy Statement for the 2009 Annual Meeting of Shareholders (filed with the SEC on June 11, 2009, and incorporated herein by reference).